UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended:      June 30, 2016

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:          Kona Grill, Inc.

Former name if applicable:

Address of principal executive office (Street and number):      7150 E. Camelback Road, Suite 333

City, State and zip code: Scottsdale, Arizona 85251

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 1-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Kona Grill, Inc. (the “Company”) could not file a complete Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 (the “Second Quarter 10-Q”) within the required period, solely as a result of an ongoing evaluation of an auditor independence matter related to its independent registered public accounting firm, Ernst & Young LLP (“EY”), a member of Ernst & Young Global Limited (“EYG”). On August 8, 2016, EY informed the Company that it would not be able to complete its evaluation by August 9, 2016, the filing deadline for the Second Quarter 10-Q. EY advised the Company that it discovered that RBC Global Asset Management (U.S.) Inc. (“RBC GAM”) has become the holder of greater than 10% of the Company’s outstanding common stock. An affiliate of RBC GAM is one of the bank lenders to another member firm of EYG, and this matter has raised a question as to whether EY’s independence had been impaired.

EY and the Company are currently in the process of assessing whether there has been an impairment of EY’s independence.

As soon as practicable after a determination that EY has met its professional independence requirements and completed its review of the Company’s condensed consolidated financial statements, the Company intends to file an amended Form 10-Q, in accordance with Rule 10-01(d) of Regulation S-X promulgated under the Securities Exchange Act of 1934, as amended.

Attached at the end of this Form 12b-25 is EY’s statement as required by Rule 12b-25(c).

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Christi Hing	(480)	922-8100
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒No☐

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒No☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change: Please see Part 1, Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Second Quarter 10-Q filed on August 9, 2016 for a discussion of changes in the Company’s results of operations from the corresponding period for the last fiscal year, which discussion is incorporated herein by reference.

                      Kona Grill, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 9, 2016	By:	/s/ Christi Hing
Christi Hing
Chief Financial Officer

Ernst & Young LLP 2 North Central Avenue Suite 2300 Phoenix, Arizona 85004	Tel: +1 (602) 322 3000 Fax: +1 (602) 322 3024 www.ey.com

August 9, 2016

Kona Grill, Inc.

7150 East Camelback Road, Suite 333

Scottsdale, Arizona 85251

You have furnished Ernst & Young LLP (“EY”) a copy of your Form 12b-25 dated August 9, 2016, to be filed by Kona Grill, Inc. (the “Company”). We have read the Company’s statements contained in Part III therein and we agree with the reasons described therein which have caused EY to be unable to complete our review of the condensed consolidated financial statements as of and for the three and six months ended June 30, 2016 on or before the date the Company’s Form 10-Q is required to be filed.

Very truly yours,

A member firm of Ernst & Young Global Limited